UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Statement re directorate

Dennis Stevenson to retire as Pearson chairman

Pearson announces that Dennis Stevenson intends to retire later this year after eight years as chairman. A committee of the board, headed by the senior independent director, Terry Burns, is choosing his successor.

Dennis Stevenson said: "The board and I have naturally been discussing plans for my succession for some time, and this is a good moment to formalise the process. Pearson is in excellent shape, looking forward to some very good years under a strong executive team led by Marjorie. I am looking forward to my 60th birthday later this year, and planning some new projects outside the plc world."

Dennis Stevenson joined the board of Pearson in 1986 as a non-executive director and became chairman in May 1997.

Enquiries:

Luke Swanson / Charlotte Elston + 44 (0) 20 7010 2310


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 28 February 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary